Exhibit 99.3

Press release

Rio Tinto and BHP Billiton sign binding agreements on iron ore production joint venture
5 December 2009
On 5 June 2009, Rio Tinto and BHP Billiton signed an agreement of core principles to establish a production joint venture covering the entirety of both companies’ Western Australian iron ore assets. The companies today signed binding agreements on the proposed JV that cover all aspects of how the joint venture will operate and be governed.
The companies have also filed submissions with the European Commission and the Australian Competition and Consumer Commission in relation to the proposed production joint venture and expect to submit filings in other relevant jurisdictions shortly. The companies understand that the European Commission will review the production joint venture under Article 101 (formerly Article 81). Taking into account all regulatory review processes and shareholder approvals, Rio Tinto and BHP Billiton anticipate completion of the JV in the second half of calendar year 2010
The production joint venture encompasses all current and future Western Australian iron ore assets and liabilities and will be owned 50:50 by Rio Tinto and BHP Billiton. It will deliver substantial synergies resulting from combining the companies’ Western Australian iron ore operations, with the aim of producing more iron ore at lower cost. Rio Tinto and BHP Billiton believe the net present value of these unique production and development synergies will be in excess of US$10 billion (100 per cent basis). As previously outlined, these synergies are anticipated to come from:
•	Combining adjacent mines into single operations;

•	Reducing costs through shorter rail hauls and more efficient allocations of port capacity;

•	Blending opportunities which will maximise product recovery and provide further operating efficiencies;

•	Optimising future growth opportunities through the development of consolidated, larger and more capital efficient expansion projects;

•	Combining the management, procurement and general overhead activities into a single entity.
Tom Albanese, chief executive, Rio Tinto, said, “Signing binding agreements brings us one step closer to unlocking the full production potential of our Pilbara iron ore assets and achieving substantial benefits for all our stakeholders. Completing the joint venture is a priority for Rio Tinto in 2010 and I look forward to realising this vision and capturing the synergies for our shareholders.”
Cont.../

Continues	Page 2 of 4

BHP Billiton CEO, Marius Kloppers, said, “We are very pleased to now have formal and binding agreements in place to develop this important joint venture. With the history of both companies’ attempts to join together these two world-class iron ore operations in WA at various times, this deal has effectively been more than a decade in the making. It is an important milestone towards delivering substantial additional benefits to both sets of shareholders, and to the shareholders of our respective joint venture partners in the Pilbara.”
On 15 October 2009, Rio Tinto and BHP Billiton announced that the partners would not proceed with any joint venture marketing activity. This is the only material change to the non-binding core principles agreement signed on 5 June 2009. The production joint venture will deliver all its iron ore output to Rio Tinto and BHP Billiton to sell independently through their own marketing groups.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information contact:

Rio Tinto Media & Investor Relations	BHP Billiton Media & Investor Relations

Australia David Luff, Media Relations Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 419 850 205	Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com

Tony Shaffer, Media Relations Office: +61 (0) 3 9283 3612 Mobile: +1 202 256 3667	Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 Email: Amanda.Buckley@bhpbilliton.com

Simon Ellinor, Investor Relations Office: +61 (0) 7 3361 4365 Mobile: +61 (0) 439 102 811	Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Email: Kelly.Quirke@bhpbilliton.com

Dave Skinner, Investor Relations Office: +61 (0) 3 9283 3628	Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com
United Kingdom
Nick Cobban, Media Relations Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	United Kingdom and South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
Christina Mills, Media Relations Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605	email: Andre.Liebenberg@bhpbilliton.com
Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
Mark Shannon, Investor Relations Office: +44 20 7781 1178 Mobile: +44 7917 576597	email: Illtud.Harri@bhpbilliton.com
David Ovington, Investor Relations Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Continues	Page 3 of 4

United States Jason Combes, Investor Relations Office: +1 (0) 801 204 2919 Mobile: +1 (0) 801 558 2645	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Americas Tony Shaffer, Media Relations Office: +61 (0) 3 9283 3612 Mobile: +1 202 256 3667

Canada Stefano Bertolli, Media Relations Office: +1 (0) 514 848 8151 Mobile: +1 (0) 514 915 1800

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800	BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015
BHP Billiton Plc Registration number 3196209
Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333	Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111
F +61 (0) 3 9283 3707 Registered in Australia ABN 96 004 458 404	Members of the BHP Billiton group which is headquartered in Australia
Email: questions@riotinto.com Website: www.riotinto.com	Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com
Forward looking statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto and BHP Billiton’s respective financial positions, business strategies, plans and objectives of management for future operations (including development plans and objectives relating to the products, production forecasts and reserve and resource positions of each of Rio Tinto and BHP Billiton) and synergies arising out of the proposed joint venture are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto or BHP Billiton, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto and BHP Billiton’s respective present and future business strategies and the environment in which Rio Tinto and BHP Billiton, respectively, will operate in the future. The important factors that could cause Rio Tinto and BHP Billiton’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs,

Continues	Page 4 of 4

operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by each of Rio Tinto and BHP Billiton. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Each of Rio Tinto and BHP Billiton expressly disclaim any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto and BHP Billiton’s respective expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.